UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Webb, Timothy
   7012 Quill Leaf Cove
   Austin, TX  78750

2. Date of Event Requiring Statement (Month/Day/Year)
   8/28/98

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and Chief Executive Officer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to  (1)     08/28/08  Common Stock                 194,998    $3.5000    D           Direct
 buy) *
Non-Qualified Stock Option      08/28/98  08/28/08  Common Stock                 305,002    $3.5000    D           Direct
(right to buy)  *

Explanation of Responses:

-
* The options vest over six years as follows: (i) 100,000 shares upon competion of six months employment with the Company; (ii) an additional 100,000 shares upon completion of two years employment with the Company; (iii) an additional 100,000 shares upon completion of three years employment with the Company; (iv) an additional 25,000 shares upon completion of four years employment with the Company; (v) an additional 75,000 shares upon completion of five years employment with the Company; and (vi) an additional 100,000 shares upon completion of six years employment with the Company, contingent upon continued service to the Company and must be exercised within ten years from the date of grant.

(1) The option is exercisable as follows: (i) 28,571 shares exercisable immediately; (ii) 28,571 shares as of February 28, 1999 (iii) an additional 28,571 shares as of August 28, 2000; (iv) an additional 28,571 shares as of August 28, 2001; (v) an additional 23,572 shares as of August 28, 2002; (vi) an additional 28,571 shares as of August 28, 2003; and (vii) an additional 28,571 as of August 28, 2004.

SIGNATURE OF REPORTING PERSON
/S/ Webb, Timothy
DATE 09/10/98